SCHEDULE I
                                       TO
                          DISTRIBUTION AND SERVICE PLAN
                                       FOR
                    CLASS C SHARES OF THE VICTORY PORTFOLIOS

                             DATED FEBRUARY 26, 2002



This Plan shall be adopted with respect to Class C Shares of the following series of The Victory Portfolios:

Fund                                              Rate*
----                                              -----

1.    Balanced Fund                               1.00%**
2.    Convertible Fund                            1.00%**
3.    Diversified Stock Fund                      1.00%**
4.    Established Value Fund                      1.00%**
5.    Focused Growth Fund                         1.00%**
6.    Fund for Income                             1.00%**
7.    Gradison Government Reserves Fund           1.00%**
8.    Growth Fund                                 1.00%**
9.    National Municipal Bond Fund                1.00%**
10.   Ohio Municipal Bond Fund                    1.00%**
11.   Real Estate Fund                            1.00%**
12.   Small Company Opportunity Fund              1.00%**
13.   Special Value Fund                          1.00%**
14.   Value Fund                                  1.00%**


* Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class C Shares.

** Of this amount, no more than the maximum amount permitted by NASD Conduct
   Rules will be used to finance activities primarily intended to result in the sale of Class C shares.

As amended February 10, 2004